Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS LTD. ANNOUNCES RESULTS
OF ITS 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Alon Lumbroso to replace Koby Shtaierman as an external director

        LOD, Israel, November 28, 2006 – NUR Macroprinters Ltd. (NURMF.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced the results of its 2006 Annual General Meeting of Shareholders held on November 26, 2006, at NUR’s offices located at 12 Abba Hillel Silver Street, Lod, Israel.

        At the Annual General Meeting of Shareholders, the shareholders adopted the following resolutions:

(1)	To reelect Yuval Cohen, Eli Blatt, Shmoulik Barashi, Hemi Raphael and Oded Akselrod to NUR’s Board of Directors to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified;

(2)	To reelect Lauri A. Hanover who currently serves as an external director on NUR’s Board of Directors, for an additional three-year term and to elect Alon Lumbroso to serve as external director on the Board of Directors for a three-year term;

(3)	To approve the terms of service of Alon Lumbroso, including payment of director’s fees, granting of stock options and eligibility for indemnification and exculpation; and

(4)	To reappoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent registered public accounting firm of NUR for the fiscal year ended December 31, 2006 and to authorize NUR’s Board of Directors to approve the remuneration of the independent registered public accounting firm.

        Shareholders of record as of the close of business on October 20, 2006 were entitled to vote at the meeting. A total of 52,017,465 shares, representing approximately 86% of the total outstanding shares were represented at the meeting.

        Alon Lumbroso who replaced Koby Shtaierman as an external director on the Board of Directors as described above, also serves as Chief Executive Officer of Larotec Ltd. since the end of 2005. Mr. Lumbroso previously served as Chief Executive Officer of Mindguard Ltd., from 2003 to 2004. From 2000 to 2003, Mr. Lumbroso served as the managing director of the European subsidiary of Creo, Inc.

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Prior to that, Mr. Lumbroso served in a various executive positions, including VP Operations, VP Marketing and managing director of the Asian Pacific subsidiary of Scitex Corporation. In his positions with Scitex Corporation and Creo, Mr. Lumbroso was responsible for sales, marketing and service of prepress and digital printing equipment, including wide format digital printers. Mr. Lumbroso serves as the Chairman of Bioexplorers Ltd. and as a director of Larotec Ltd. Mr. Lumbroso holds an MBA from Bar Ilan University and a B.Sc. in Industrial Engineering from Tel-Aviv University. Mr. Lumbroso qualifies as an external director according to the Israeli Companies Law, 1999.

        Koby Shtaierman who left the Board of Directors has confirmed to NUR that his decision not to stand for reelection did not result from, and there does not exist, any disagreement between NUR and Mr. Shtaierman relating to NUR’s operations, policies or practices.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURMF.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production printers, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

CONTACT:	NUR Macroprinters Ltd.
Yossy Zylberberg
COO & CFO
+972 (8) 9145446
yossyz@nur.com